UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:

☒Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	July 31, 2009

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zurvita Holdings, Inc.
Full Name of Registrant

Red Sun Mining, Inc.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

800 Gessner
Houston, TX 77024
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

Zurvita Holdings, Inc. (the “Company”) is unable to file its Transition Report on Form 10-K within the prescribed time because  the Company’s senior management has been focusing on various reported corporate transactions and there are constraints on available personnel and resources which have prevented the Company from timely preparing its financial statements to be filed with the report.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

Certain information included herein and in other Company statements, reports and SEC filings is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning anticipated or expected , revenues, cost of sales, gross profit, operating expenses, and net loss.  Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company statements, reports and SEC filings.  Information concerning factors the Company believes could cause its actual results to differ materially from expected results is contained in the Company’s other reports filed with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jason Post	407	805-8900
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 30, 2009, Red Sun Mining, Inc. (now known as Zurvita Holdings, Inc.), a Delaware corporation, entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Zurvita, Inc., a Delaware corporation and the holders of all of the issued and outstanding securities of Zurvita prior to the Closing Date (the “Zurvita Securities Holders”), pursuant to which, among other things, the Zurvita Securities Holders contributed all of their securities of Zurvita to Red Sun in exchange for Red Sun’s issuance to them of certain securities of Red Sun.  Immediately prior to the consummation of the transactions contemplated under the Share Exchange Agreement Red Sun was a shell company with nominal assets and operations.  As a result of the consummation of the transactions contemplated by the Share Exchange Agreement, Zurvita became the accounting acquirer and Red Sun experienced a change in control and ceased to be a shell company.  As a result of the consummation of the transactions contemplated by the Share Exchange Agreement, Zurvita’s fiscal year end of December 31 was changed to July 31.  When the issuer files its Transition Report on Form 10-K, it is expected that the period from January 1, 2009 through July 31, 2009 will be presented as the “Transition Period” and the period from January 25, 2008 (Date of Inception) through December 31, 2008 is expected to be presented as the “Prior Period”.

For the Transition Period, revenues, cost of sales, gross profit, operating expenses, and net loss is expected to be $2.8 million, $2.1 million, $700 thousand, $4.0 million and $3.3 million, respectively.  For the Prior Period, revenues, cost of sales, gross loss, operating expenses, and net loss was $2.3 million, $2.9 million, $600 thousand, $5.6 million and $6.1 million respectively.

ZURVITA HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 29, 2009	By	/s/ Jason Post
Name: Jason Post Title: Chief Financial Officer